Filed Pursuant to Rule 433

Registration No. 333-260150

CITIZENS FINANCIAL GROUP, INC.

$1,250,000,000 5.841% FIXED/FLOATING RATE SENIOR NOTES DUE 2030

PRICING TERM SHEET DATED JANUARY 18, 2024

The following information relates to Citizens Financial Group, Inc.’s offering of its

5.841% Fixed/Floating Rate Senior Notes due 2030 and should be read together with the preliminary prospectus supplement dated January 18, 2024 and the accompanying prospectus dated October 8, 2021 (collectively, the “Preliminary Prospectus”), including the documents incorporated by reference therein. This information supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus.

Issuer:	Citizens Financial Group, Inc.

Securities:	5.841% Fixed/Floating Rate Senior Notes due 2030 (the “Notes”)

Expected Ratings / Outlook*:	Baa1(Negative) / BBB+ (Stable) / BBB+ (Stable) (Moody’s / S&P / Fitch)

Ranking:	Senior Unsecured Notes

Format:	SEC Registered

Aggregate Principal Amount:	$1,250,000,000

Authorized Denominations:	$2,000 x $1,000

Trade Date:	January 18, 2024

Settlement Date**:	January 23, 2024 (T+3)

Maturity Date:	January 23, 2030

Fixed Rate Period:	From and including the Settlement Date to but excluding January 23, 2029

Floating Rate Period:	From and including January 23, 2029 to but excluding the Maturity Date

Benchmark:	3.750% Treasury due December 31, 2028

Benchmark Price & Yield:	98-22+; 4.041%

Spread to Benchmark:	+ 180 bps

Re-Offer Yield:	5.841%

Public Offering Price:	100%

Underwriters’ Commission:	0.250%

All-in Price:	99.750%

Net Proceeds to Issuer (after commissions, before expenses):	$1,246,875,000

Interest Payment Dates:

With respect to the Fixed Rate Period, interest on the Notes will be payable semi-annually in arrears on each January 23 and July 23 of each year, commencing on July 23, 2024, and ending on January 23, 2029. If any Interest Payment Date with respect to the Fixed Rate Period falls on a day that is not a Business Day, as defined in the Preliminary Prospectus, then payment of any interest payable on such date will be postponed to the next succeeding Business Day, with the same force and effect as if made on the date such payment was due, and no interest or other payment will accrue as a result of such delay.

During the Floating Rate Period, interest on the Notes will be payable quarterly in arrears on the second Business Day following each Floating Rate Interest Payment Period End-Date (as defined below); provided that the Interest Payment Date with respect to the final Floating Rate Interest Payment Period (as defined below) will be the Maturity Date or, if the Notes are redeemed during the Floating Rate Period, the redemption date.

If the scheduled Maturity Date or redemption date, as applicable, falls on a day that is not a Business Day, the payment of principal and interest will be made on the next succeeding Business Day, but interest on that payment will not accrue during the period from and after the scheduled Maturity Date or redemption date.

Interest Rate:	The Notes will bear interest (i) from and including the original issue date to but excluding January 23, 2029 at a fixed rate of 5.841% per annum and (ii) from and including January 23, 2029 to but excluding the Maturity Date in accordance with the formula for SOFR described in the Preliminary Prospectus plus 2.01%. The interest rate on the Notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application and will in no event be lower than zero.

Floating Rate Interest Payment Periods:

The “Floating Rate Interest Payment Periods” mean the quarterly periods used to calculate interest on the Notes during the Floating Rate Period, which is paid on the Interest Payment Dates.

With respect to an Interest Payment Date in respect of the Floating Rate Period, interest is calculated from and including the second most recent Floating Rate Interest Payment Period End-Date (as defined below) (or from and including January 23, 2029 in the case of the first Floating Rate Interest Payment Period) to but excluding the immediately preceding Floating Rate Interest Payment Period End-Date; provided that (i) the Floating Rate Interest Payment Period with respect to the final Floating Rate Interest Payment Date (i.e., the Maturity Date or, if the Notes are redeemed during the Floating Rate Period, the redemption date) will be the period from and including the second-to-last Floating Rate Interest Payment Period End-Date to but excluding the Maturity Date or, if the Notes are redeemed during the Floating Rate Period, the redemption date, as applicable, and (ii) with respect to such final Floating Rate Interest Payment Period, the level of SOFR for each calendar day in the period from and including the Rate Cut-Off Date (as described below) to, but excluding, the Maturity Date or, if the Notes are redeemed during the Floating Rate Period, the redemption date shall be the level of SOFR in respect of such Rate Cut-Off Date.

Floating Rate Interest Payment Period End-Dates:	The “Floating Rate Interest Payment Period End-Dates” mean January 23, April 23, July 23 and October 23 in each year, beginning on April 23, 2029, and ending on the Maturity Date or, if the Notes are redeemed during the Floating Rate Period, the redemption date, provided that if any scheduled Floating Rate Interest Payment Period End-Date, other than the Maturity Date or, if the Notes are redeemed during the Floating Rate Period, the redemption date, as applicable, falls on a day that is not a Business Day, it will be postponed to the following Business Day, except that, if that Business Day would fall in the next calendar month, the Floating Rate Interest Payment Period End-Date will be the immediately preceding Business Day. If the scheduled final Floating Rate Interest Payment Period End-Date (i.e., the Maturity Date, or if the Notes are redeemed during the Floating Rate Period, the redemption date) falls on a day that is not a Business Day, the payment of principal and interest will be made on the next succeeding Business Day, but interest on that payment will not accrue during the period from and after the scheduled final Floating Rate Interest Payment Period End-Date.

Rate Cut-Off Date:	The “Rate Cut-Off Date” means the second U.S. Government Securities Business Day, as defined in the Preliminary Prospectus, prior to the Maturity Date or the redemption date, as applicable.

Optional Redemption:	The Notes are not subject to repayment at the option of the holders prior to the Maturity Date. The Notes are redeemable by the Issuer, solely at its option, (i) at any time on or after July 21, 2024 (180 days following the issue date) and before January 23, 2029, in whole or in part, at a make-whole redemption price based on the treasury rate plus 30 basis points, plus accrued interest thereon to, but excluding, the redemption date and (ii) on January 23, 2029, in whole but not in part, or on or after December 23, 2029 (31 days prior to the Maturity Date), in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date, in each case in accordance with the redemption provisions described under the caption “Description of the Notes – Optional Redemption” of the Preliminary Prospectus.

Day Count Convention:	Fixed Rate Period: 30/360 Floating Rate Period: Actual/360

CUSIP:	174610 BF1

ISIN:	US174610BF15

Listing:	None

Joint Book-Running Managers:	Barclays Capital Inc. BofA Securities, Inc. Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC Citizens JMP Securities, LLC

Co-Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Mizuho Securities USA LLC Wells Fargo Securities, LLC

*	Note: A rating is not a recommendation to buy, sell or hold the Notes and may be subject to revision or withdrawal at any time.
**

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the Trade Date will be required, by virtue of the fact that the Notes initially will not settle in T+2, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

The Issuer has filed a registration statement (including the Preliminary Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it by contacting Barclays Capital Inc. toll-free at 1-888-603-5847, BofA Securities, Inc. at 1-800-294-1322, Goldman Sachs & Co. LLC at 1-866-471-2526, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, and Citizens JMP Securities, LLC at 1-203-900-6763.

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